UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-41430

Pagaya Technologies Ltd.
(Exact Name of Registrant as Specified in Its Charter)

Azrieli Sarona Bldg, 54th Floor
121 Derech Menachem Begin
Tel-Aviv 6701203, Israel
+972 (3) 715 0920

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Business Combination

On June 22, 2022 (the “Closing Date”), Pagaya Technologies Ltd., a company organized under the laws of the State of Israel (“Pagaya” or the “Company”), consummated the previously announced business combination pursuant to the Agreement and Plan of Merger, dated September 15, 2021 (the “Merger Agreement”), by and among the Company, EJF Acquisition Corp., a Cayman Islands exempted company (“EJFA”), and Rigel Merger Sub Inc., a Cayman Islands exempted company and wholly-owned subsidiary of the Company (“Merger Sub”).

On the Closing Date, the following transactions occurred pursuant to the terms of the Merger Agreement (collectively, the “Business Combination”):

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(i) immediately prior to the effective time (the “Effective Time”) of the Merger (as defined below), each preferred share, with nominal value New Israeli Shekel 0.01, of Pagaya (each, a “Pagaya Preferred Share”) was converted into ordinary shares, with no par value, of Pagaya (each, a “Pagaya Ordinary Share”) in accordance with Pagaya’s organizational documents (the “Conversion”), (ii) immediately following the Conversion but prior to the Effective Time, Pagaya adopted amended and restated articles of association of Pagaya, (iii) immediately following such adoption but prior to the Effective Time, Pagaya effected a stock split of each Pagaya Ordinary Share and each Pagaya Ordinary Share underlying any outstanding options to acquire Pagaya Ordinary Shares, whether vested or unvested, into such number of Pagaya Ordinary Shares calculated in accordance with the terms of the Merger Agreement such that each Pagaya Ordinary Share has a value of $10.00 per share after giving effect to such stock split (the “Stock Split”), with the three founders of Pagaya (including any trusts the beneficiary of which is a founder of Pagaya and to the extent that a founder of Pagaya has the right to vote the shares held by such trust) (in their capacity as shareholders of Pagaya, the “Founders”) each receiving Class B ordinary shares of Pagaya, without par value (the “Pagaya Class B Ordinary Shares”), which carry voting rights in the form of ten (10) votes per share of Pagaya, and the other shareholders of Pagaya receiving Class A ordinary shares of Pagaya, without par value (the “Pagaya Class A Ordinary Shares”), which are economically equivalent to the Pagaya Class B Ordinary Shares and carry voting rights in the form of one (1) vote per share of Pagaya, in accordance with Pagaya’s organizational documents (the “Reclassification” and, together with the Conversion and the Stock Split, the “Capital Restructuring”);

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at the Effective Time, Merger Sub merged with and into EJFA (the “Merger”), with EJFA continuing as the surviving company after the Merger (the “Surviving Company”), and, as a result of the Merger and the Business Combination, the Surviving Company became a direct, wholly-owned subsidiary of Pagaya; and

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at the Effective Time, (i) each Class B ordinary share, par value $0.0001 per share, of EJFA (the “EJFA Class B Shares”) issued and outstanding immediately prior to the Effective Time other than all shares of EJFA held by EJFA, Merger Sub or Pagaya or any of its subsidiaries at that time (such shares, the “Excluded Shares”), was no longer outstanding and was converted into the right of the holder thereof to receive one Pagaya Class A Ordinary Share after giving effect to the Capital Restructuring, (ii) each Class A ordinary share, par value $0.0001 per share, of EJFA (the “EJFA Class A Shares”) issued and outstanding immediately prior to the Effective Time other than the Excluded Shares was no longer outstanding and was converted into the right of the holder thereof to receive one Pagaya Class A Ordinary Share after giving effect to the Capital Restructuring, (iii) each issued and outstanding warrant of EJFA sold to the public and to Wilson Boulevard LLC, a Delaware limited liability company, in a private placement in connection with EJFA’s initial public offering (the “EJFA Warrants”) was automatically and irrevocably assumed by Pagaya and converted into a corresponding warrant exercisable for Pagaya Class A Ordinary Shares (“Pagaya Warrants”).

On the Closing Date, immediately following the Merger, the Surviving Company merged (the “Second Merger”) with and into Rigel Merger Sub II, Ltd., a Cayman Islands exempted company and wholly-owned subsidiary of the Company (“Merger Sub II”), with Merger Sub II continuing as the surviving company after the Second Merger.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2.1 to this Report of Foreign Private Issuer on Form 6-K and is incorporated by reference herein.

On the Closing Date (and immediately prior to the Reclassification), the Company adopted the Amended and Restated Articles of Association for Pagaya Technologies Ltd., a copy of which is filed as Exhibit 1.1 to this Report of Foreign Private Issuer on Form 6-K and is incorporated by reference herein.

On the Closing Date, the Company issued a press release announcing the closing of the Business Combination. A copy of the press release is filed as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K and is incorporated by reference herein.

PIPE Investment

On September 15, 2021, concurrently with the execution of the Merger Agreement, Pagaya and EJF Debt Opportunities Master Fund, LP entered into a subscription agreement (the “EJF Subscription Agreement”), and Pagaya subsequently entered into subscription agreements with certain other investors (the “Subsequent Subscription Agreements” and, collectively with the EJF Subscription Agreement, the “Subscription Agreements”). Pursuant to the Subscription Agreements, the investors agreed to purchase, and Pagaya agreed to sell to the investors, an aggregate of 35 million Pagaya Class A Ordinary Shares, at a purchase price of $10.00 per share and an aggregate purchase price of $350 million, on the terms and subject to the conditions set forth in the Subscription Agreements (this investment, the “PIPE Investment”). The Subscription Agreements contain customary representations and warranties of Pagaya, on the one hand, and the investors, on the other hand, and customary conditions to closing, including the consummation of the transactions contemplated by the Merger Agreement. The PIPE Investment closed immediately prior to the Effective Time.

Pagaya Class A Ordinary Shares and Pagaya Warrants are traded on The Nasdaq Capital Market under the symbols “PGY” and “PGYWW,” respectively.

The foregoing description of the EJF Subscription Agreement is qualified in its entirety by reference to the EJF Subscription Agreement, a copy of which is filed as Exhibit 99.2 to this Report of Foreign Private Issuer on Form 6-K and is incorporated by reference herein.

The foregoing description of the Subsequent Subscription Agreements is qualified in its entirety by reference to the form of Subsequent Subscription Agreement, a copy of which is filed as Exhibit 99.3 to this Report of Foreign Private Issuer on Form 6-K and is incorporated by reference herein.

Indemnification Agreements

On June 22, 2022, Pagaya entered into indemnification agreements with each of its directors and applicable officers (the “Indemnification Agreements”), subject to the mandatory limitations imposed by the specific indemnification provisions contained in the Israeli Companies Law, 5759-1999, as amended, and the regulations promulgated thereunder (the “Companies Law”). These Indemnification Agreements require Pagaya, among other things (and subject to the Companies Law), to indemnify its directors and executive officers against liabilities that may arise by reason of their status or service. These Indemnification Agreements also require Pagaya to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. Pagaya believes that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The foregoing description of the Indemnification Agreements is qualified in its entirety by reference to the form of Indemnification Agreement, a copy of which is filed as Exhibit 99.4 to this Report of Foreign Private Issuer on Form 6-K and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Articles of Association of Pagaya Technologies Ltd.
2.1	Agreement and Plan of Merger, dated as of September 15, 2021, by and among Pagaya Technologies Ltd., EJF Acquisition Corp. and Rigel Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to Amendment No. 2 to the Company’s Registration Statement on Form F-4 filed with the SEC on May 18, 2022).
99.1	Press Release dated June 22, 2022.
99.2	Subscription Agreement, dated as of September 15, 2021, by and between Pagaya Technologies Ltd. and EJFA Debt Opportunities Master Fund, LP (incorporated by reference to Exhibit 10.7 to Amendment No. 2 to the Company’s Registration Statement on Form F-4 filed with the SEC on May 18, 2022).
99.3	Form of Subscription Agreement (incorporated by reference to Exhibit 10.8 to Amendment No. 2 to the Company’s Registration Statement on Form F-4 filed with the SEC on May 18, 2022).
99.4	Form of Pagaya Technologies Ltd. Indemnification, Insurance and Exculpation Undertaking (incorporated by reference to Exhibit 10.14 to Amendment No. 2 to the Company’s Registration Statement on Form F-4 filed with the SEC on May 18, 2022).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAGAYA TECHNOLOGIES LTD.

By:	/s/ Gal Krubiner
Name:	Gal Krubiner
Title:	Chief Executive Officer
By:	/s/ Michael Kurlander
Name:	Michael Kurlander
Title:	Chief Financial Officer

Date: June 27, 2022